Filed by Pacific Premier Bancorp, Inc.
 Pursuant to Rule 425 under the Securities Act of 1933
 Subject Company: San Diego Trust Bank

SEC File No.: 000-22193

This filing relates to a letter dated March 11, 2013 sent by San Diego Trust Bank to its shareholders. The following is a copy of the letter, including the press release referenced therein.  The press release was previously included as Exhibit 99.1 to a Current Report on Form 8-K filed by Pacific Premier Bancorp, Inc. with the Securities and Exchange Commission on March 6, 2013.

Michael E. Perry
Chairman
President & Chief Executive Officer

March 11, 2013

Dear Friend,

On behalf of our entire Board of Directors, I am writing this letter to share some exciting news with you!  As you may already be aware, the Board of Directors of San Diego Trust Bank has recently agreed to merge with Pacific Premier Bank to form one of the most dynamic and successful community banks in all of Southern California.

As you will read in the attached press release, the combination of our respective organizations is expected to result in a $1.7 billion institution with thirteen full-service offices to serve our clients throughout the Southern California marketplace.

Most importantly, the exceptional team that has taken care of our valued clients over the past several years will continue to serve your needs and remains committed to providing you with the highest level of customer service and attention.

The merger consideration was valued at approximately $30.6 million as of the date we entered into the acquisition agreement with Pacific Premier and its holding company, Pacific Premier Bancorp, Inc., which represented a significant return on the original $12 million that San Diego Trust Bank was initially capitalized with.  Additionally, it provides our loyal shareholders with an opportunity to “monetize” their original investment and/or invest in the potential upside of the combined organization.

We are truly excited about joining forces with Pacific Premier Bank in the near future and look forward to continuing the relationship we have enjoyed with each and every one of you over the years.

As always, please do not hesitate to contact me directly if you have any questions or would like to discuss this matter further.

Thank you for your continued loyalty and patronage!

Very truly yours,

 /s/ Michael E. Perry

2550 Fifth Avenue, Suite 1010
San Diego, CA 92103
Ph:  619-525-1727, Fx: 619-230-6520
www.sandiegotrust.com
OTC:SDBK

Notice to San Diego Trust Bank Shareholders

This letter does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed acquisition transaction, a registration statement on Form S-4 will be filed with the U.S. Securities and Exchange Commission (“SEC”) by Pacific Premier Bancorp, Inc. (“PPBI”). The registration statement will contain a proxy statement/prospectus to be distributed to the shareholders of San Diego Trust Bank in connection with their vote on the acquisition. SHAREHOLDERS OF SAN DIEGO TRUST BANK ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED ACQUISITION. The final proxy statement/prospectus will be mailed to shareholders of San Diego Trust Bank. Investors and security holders will be able to obtain the documents free of charge at the SEC's website, www.sec.gov. In addition, documents filed with the SEC by PPBI will be available free of charge by (1) accessing PPBI's website at www.ppbi.com under the "Investor Relations" link and then under the heading "SEC Filings," (2) writing PPBI at 17901 Von Karman Avenue, Suite 1200, Irvine, CA 92614, Attention: Investor Relations or (3) writing San Diego Trust Bank at 2550 Fifth Avenue, Suite 1010, San Diego, CA 92103, Attention: Corporate Secretary.

The directors, executive officers and certain other members of management and employees of PPBI may be deemed to be participants in the solicitation of proxies in favor of the acquisition from the shareholders of San Diego Trust Bank. Information about the directors and executive officers of PPBI is included in the proxy statement for its 2012 annual meeting of PPBI shareholders, which was filed with the SEC on April 16, 2012. The directors, executive officers and certain other members of management and employees of San Diego Trust Bank may also be deemed to be participants in the solicitation of proxies in favor of the acquisition from the shareholders of San Diego Trust Bank. Information about the directors and executive officers of San Diego Trust Bank will be included in the proxy statement/prospectus for the acquisition. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the proxy statement/prospectus regarding the proposed acquisition when it becomes available. Free copies of this document may be obtained as described above.

 This letter may contain forward-looking statements regarding PPBI, San Diego Trust Bank and the proposed acquisition. These statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, but are not limited to, the following factors: the expected cost savings, synergies and other financial benefits from the acquisition might not be realized within the expected time frames or at all; governmental approval of the acquisition may not be obtained or adverse regulatory conditions may be imposed in connection with governmental approvals of the acquisition; conditions to the closing of the acquisition may not be satisfied; and the shareholders of San Diego Trust Bank may fail to approve the consummation of the acquisition. Annualized, pro forma, projected and estimated numbers in this letter are used for illustrative purposes only, are not forecasts and may not reflect actual results.

PPBI and San Diego Trust Bank undertake no obligation to revise or publicly release any revision or update to these forward-looking statements to reflect events or circumstances that occur after the date on which such statements were made.

[PRESS RELEASE]

Pacific Premier Bancorp, Inc. and San Diego Trust Bank Announce Merger Agreement

Highlights of the announced transaction:

·	Expanding Pacific Premier’s footprint into San Diego County by adding three full-service branches
·
Acquiring an attractive deposit franchise, which was comprised of 97.1% non-CDs and 33.6% non-interest bearing demand deposits, with a total cost of deposits of 0.25%, for the quarter ended December 31, 2012

·	Acquiring a bank with exceptional asset quality and eight consecutive years of profitability
·	Compelling economics for Pacific Premier’s shareholders
·	Providing liquidity event and meaningful return to the original shareholders of San Diego Trust Bank

Irvine, California, March 6, 2013 -- Pacific Premier Bancorp, Inc. (NASDAQ: PPBI) (“Pacific Premier” or the “Company”) today announced that it has entered into a definitive agreement to acquire San Diego Trust Bank (OTCBB: SDBK), a San Diego, California, based state-chartered bank with $242.0 million in total assets and $187.9 million in total deposits at December 31, 2012. This transaction will expand Pacific Premier’s banking footprint into San Diego County and is expected to further improve Pacific Premier’s deposit mix.

Steven R. Gardner, President and Chief Executive Officer of Pacific Premier commented, “This is an attractive opportunity for us to expand into the San Diego marketplace with the acquisition of San Diego Trust Bank, one of the top performing community banks in this market. We believe San Diego is a logical extension for our franchise that will allow us to continue to execute on our strategic plan. This acquisition will enable us to introduce the Pacific Premier brand, products and services into a new market with similar demographics to our current footprint. Further, the transaction will provide us with significant opportunities for synergies due to San Diego Trust Bank’s strong relationship based business banking model.”

 Mr. Gardner continued, “We are excited that San Diego Trust Bank has agreed to join and grow with Pacific Premier.  We see this as an exciting opportunity for our combined shareholders, customers and employees. San Diego Trust Bank’s existing customers will continue to receive the same excellent customer service and products without disruption. Additionally, the acquisition of San Diego Trust Bank will allow Pacific Premier to deploy a portion of its current capital base into a compelling investment. Lastly, we expect to be able to leverage the strong core deposit franchise of San Diego Trust Bank with our robust loan product offerings.”

“We are thrilled to announce this strategic partnership with Pacific Premier,” said Michael Perry, Chairman, President and Chief Executive Officer of San Diego Trust Bank. “Not only does this combination provide our original shareholders with the opportunity to realize a meaningful return on their initial capital investment of $12 million, it allows them the opportunity to participate in the enhanced value created by the collective efforts of our respective organizations,” he added. “Our clients will benefit from the increased lending capacity as a result of this merger and the broad array of financial services and products that Pacific Premier currently offers. Most importantly, our valued clients will continue to be served by the same exceptional team they have known and trusted for years at San Diego Trust Bank. This is truly a situation where our shareholders, clients, staff and the San Diego community benefit greatly from the combined efforts and resources of two exceptional banking institutions,” concluded Perry.

In connection with the signing of the definitive agreement, Pacific Premier entered into an employment agreement with San Diego Trust Bank’s current Chief Operating Officer Toby Reschan, which will become effective upon consummation of the acquisition. Mr. Reschan will become the senior executive for Pacific Premier in the San Diego region going forward and will be responsible for overseeing the existing offices and continued expansion.  Michael E. Perry, San Diego Trust Bank's founder, Chairman, President and Chief Executive Officer, will remain engaged as a shareholder and supporter of the combined entity.

The transaction is currently valued at approximately $30.6 million.  San Diego Trust Bank shareholders will have a choice between electing to receive $13.41 per share in cash or 1.114x shares of PPBI common stock for each share of San Diego Trust Bank or a combination thereof, subject to the overall requirement that 50% of the consideration will be in the form of cash and 50% will be in the form of PPBI stock. The number of shares of Pacific Premier common stock to be issued to San Diego Trust Bank shareholders is based on a fixed exchange ratio provided that Pacific Premier’s stock price remains between $10.83 and $13.24 as measured by the 10-day average closing price immediately prior to closing of the transaction. The value of the stock portion of consideration will fluctuate based on the value of PPBI common stock. To the extent the average closing price of Pacific Premier common stock is outside this price range for Pacific Premier common stock, then the exchange ratio will adjust to reflect the increase or decrease of Pacific Premier common stock that is outside of this range.

On a pro forma combined basis with Pacific Premier’s pending acquisition of First Associations Bank (“FAB”) and the proposed acquisition of San Diego Trust Bank, Pacific Premier would have total assets of $1.7 billion, total loans outstanding of $1.0 billion and total deposits of $1.4 billion as of December 31, 2012 (unaudited).

The transaction is expected to close late in the second quarter of 2013 or in the third quarter of 2013, subject to satisfaction of customary closing conditions, including regulatory approvals and approval of San Diego Trust Bank shareholders. Directors and executive officers of San Diego Trust Bank have entered into agreements with Pacific Premier and San Diego Trust Bank whereby they committed to vote their shares of San Diego Trust Bank common stock in favor of the acquisition. For additional information about the proposed acquisition of San Diego Trust Bank, you should carefully read the definitive merger agreement that we filed with the Securities and Exchange Commission (“SEC”) today.

Pacific Premier was advised in this transaction by D.A. Davidson & Co., as financial advisor, and Patton Boggs LLP, as legal counsel. San Diego Trust Bank was advised by Keefe, Bruyette & Woods, Inc., as financial advisor, and McKenna Long & Aldridge LLP, as legal counsel.

Conference Call: Wednesday, March 6 at 9:00 a.m. PT / 12:00 p.m. ET

Pacific Premier will hold a conference call regarding this announcement on Wednesday, March 6, 2013 at 9:00 a.m. PT / 12:00 p.m. ET.  Those wishing to participate in the call may dial 877-941-6009; Conference ID 4605027. The investor presentation for this transaction can be accessed at Pacific Premier’s website at www.ppbi.com. A replay of the call will be available through March 13, 2013 by calling 800-406-7325 and entering Conference ID 4605027.

About Pacific Premier Bancorp, Inc.

Pacific Premier owns all of the capital stock of Pacific Premier Bank.  Pacific Premier Bank provides business and consumer banking products to its customers through our ten full-service depository branches in Southern California located in the cities of Huntington Beach, Irvine, Los Alamitos, Newport Beach, Palm Desert, Palm Springs, San Bernardino and Seal Beach. For additional information about the Company, visit the Company’s website at www.ppbi.com.

About San Diego Trust Bank

Founded by several of San Diego’s most respected banking veterans and business leaders in 2003, San Diego Trust Bank is dedicated to the timeless principles of superior local market knowledge, unparalleled service, and building exceptional shareholder value. San Diego Trust Bank operates three full-service banking offices located in San Diego, Encinitas and Point Loma, California. For additional information about San Diego Trust Bank, visit its website at www.sandiegotrust.com.

Contact Information:

Steve Gardner
President & Chief Executive Officer
PPBI and Pacific Premier Bank
(949) 864 – 8000
sgardner@ppbi.com

Michael E. Perry
Chairman, President & Chief Executive Officer
San Diego Trust Bank
(619) 525-1727
mperry@sandiegotrust.com

Forward Looking Statements

This press release may contain forward-looking statements regarding Pacific Premier, San Diego Trust Bank and the proposed acquisition. These statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, but are not limited to, the following factors: the expected cost savings, synergies and other financial benefits from the acquisition might not be realized within the expected time frames or at all; governmental approval of the acquisition may not be obtained or adverse regulatory conditions may be imposed in connection with governmental approvals of the acquisition; conditions to the closing of the acquisition may not be satisfied; and the shareholders of San Diego Trust Bank may fail to approve the consummation of the acquisition. Annualized, pro forma, projected and estimated numbers in this press release are used for illustrative purposes only, are not forecasts and may not reflect actual results.

Pacific Premier and San Diego Trust Bank undertake no obligation to revise or publicly release any revision or update to these forward-looking statements to reflect events or circumstances that occur after the date on which such statements were made.

 Notice to San Diego Trust Bank Shareholders

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed acquisition transaction, a registration statement on Form S-4 will be filed with the SEC by Pacific Premier. The registration statement will contain a proxy statement/prospectus to be distributed to the shareholders of San Diego Trust Bank in connection with their vote on the acquisition. SHAREHOLDERS OF SAN DIEGO TRUST BANK ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED ACQUISITION. The final proxy statement/prospectus will be mailed to shareholders of San Diego Trust Bank. Investors and security holders will be able to obtain the documents free of charge at the SEC's website, www.sec.gov. In addition, documents filed with the SEC by Pacific Premier will be available free of charge by (1) accessing Pacific Premier’s website at www.ppbi.com under the “Investor Relations” link and then under the heading “SEC Filings,” (2) writing Pacific Premier at 17901 Von Karman Avenue, Suite 1200, Irvine, CA 92614, Attention: Investor Relations or (3) writing San Diego Trust Bank at 2550 Fifth Avenue, Suite 1010, San Diego, CA 92103, Attention: Corporate Secretary.

The directors, executive officers and certain other members of management and employees of Pacific Premier may be deemed to be participants in the solicitation of proxies in favor of the acquisition from the shareholders of San Diego Trust Bank. Information about the directors and executive officers of Pacific Premier is included in the proxy statement for its 2012 annual meeting of Pacific Premier shareholders, which was filed with the SEC on April 16, 2012. The directors, executive officers and certain other members of management and employees of San Diego Trust Bank may also be deemed to be participants in the solicitation of proxies in favor of the acquisition from the shareholders of San Diego Trust Bank. Information about the directors and executive officers of San Diego Trust Bank will be included in the proxy statement/prospectus for the acquisition. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the proxy statement/prospectus regarding the proposed acquisition when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

Notice to First Associations Bank Shareholders

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed acquisition of FAB, Pacific Premier filed a registration statement on Form S-4 (the “Registration Statement”) with the SEC, which contains a proxy statement of FAB and a prospectus of PPBI (collectively, the “proxy statement/prospectus”). The Registration Statement was declared effective on February 6, 2013. A definitive proxy statement/prospectus has been filed with the SEC on February 7, 2013 and has been mailed to the shareholders of FAB in connection with their vote on the acquisition of FAB on or about February 8, 2013. SHAREHOLDERS OF FAB ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED ACQUISITION OF FAB. Investors and security holders will be able to obtain the definitive proxy statement/prospectus and the other documents free of charge at the SEC's website, www.sec.gov.  In addition, documents filed with the SEC by Pacific Premier will be available free of charge by (1) accessing PPBI’s website at www.ppbi.com under the “Investor Relations” link and then under the heading “SEC Filings,” (2) writing PPBI at 17901 Von Karman Ave., Suite 1200, Irvine, California 92614, Attention: Investor Relations or (3) writing FAB at 12001 N. Central Expressway, Suite 1165, Dallas, Texas 75243, Attention: Corporate Secretary.

The directors, executive officers and certain other members of management and employees of Pacific Premier may be deemed to be participants in the solicitation of proxies in favor of the proposed acquisition from the shareholders of FAB. Information about the directors and executive officers of Pacific Premier is included in the definitive proxy statement/prospectus for the proposed acquisition of FAB. The directors, executive officers and certain other members of management and employees of FAB may also be deemed to be participants in the solicitation of proxies in favor of the proposed acquisition from the shareholders of FAB. Information about the directors and executive officers of FAB is included in the definitive proxy statement/prospectus for the proposed acquisition of FAB. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the definitive proxy statement/prospectus regarding the proposed acquisition. Free copies of this document may be obtained as described in the preceding paragraph.